The Board of Directors
MGP Ingredients, Inc.

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-196383, 333-196384, 333-196385) of our report dated April 28, 2021, relating to the December 31, 2020 combined financial statements of Luxco, Inc. and Affiliates appearing in this Current Report on Form 8-K/A of MGP Ingredients, Inc.

/s/ BKD, LLP

St. Louis, Missouri
June 16, 2021